

Mail Stop 3720

June 30, 2006

<u>**Via U.S. Mail**</u>
Mr. T. Kent Smith
Chief Executive Officer
Alltel Corporation
One Allied Drive
Little Rock, AR 72202

RE: **TeamStaff, Inc**
Form 10-K for Fiscal Year Ended September 30, 2005
Filed December 21, 2005

Forms 10-Q for Fiscal Quarters Ended December 31, 2005 and March 31, 2006
File No. 0-18492

Dear Mr. Smith:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A. Controls and Procedures, page 30

1. We note that your chief executive officer and your chief financial officer concluded that your disclosure controls and procedures were "effective to ensure that all material information required to be filed in this Annual Report on Form 10-K has been made known to them". Please supplementally confirm that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective. Please also <u>revise your future filings</u> accordingly.

2. We note your disclosure in this section that there have been no "significant changes" in your internal controls that could significantly affect those controls since the most recent evaluation of such controls. Item 308(c) of Regulation S-K requires you to disclose any change in your internal control over financial reporting identified in connection with your evaluation that occurred during your last fiscal quarter (your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm supplementally that there were <u>no changes</u> in your internal controls that materially affected, or were reasonably likely to materially affect, your internal control over financial reporting for your Form 10-K for the fiscal year ended September 30, 2005 and <u>use the correct phrasing</u> in all future filings. If you are unable to confirm, revise your Form 10-K.

Financial Statements

Consolidated Statements of Operations and Comprehensive Operations, page F-5

3. Please tell us how your statements of operations comply with Rule 5-03 of Regulation S-X. In this regard:

   - Tell us why you do not separately present your selling, general and administrative expenses from your operating expenses.
   - Tell us in detail the expenses included or classified as "direct expenses" versus "operating expenses."

Consolidated Statements of Cash Flows, page F-7

4. As currently presented, your statements of cash flows does not comply with SFAS 95. Please revise your statements to comply with the following:

- We note that your reconciliation begins with net loss from continuing operations. The reconciliation of net income to net cash flows from operations should begin with net income to comply with paragraphs 28 and 29 of Statement 95.
- Your presentation of discontinued operations activity within operating cash flow activity does not appear appropriate. Please revise to either: 1) combine cash flows from discontinued operations with cash flows from continuing operations within <u>each</u> category, 2) identify cash flows from discontinued operations within <u>each</u> category or 3) identify cash flows from discontinued operations for <u>each</u> category and present them separately.
- Your presentation of net comprehensive income (expense) on pension as a financing activity is unclear to us. It would appear that the recognition of minimum pension liabilities should be disclosed as noncash activities in accordance with paragraph 32 of Statement 95.
- We note your presentation of restricted cash as an operating activity. It would appear that your changes in restricted cash should be an investing activity.

(2) Summary of Significant Accounting Policies

Goodwill, page F-12

5. Please revise to disclose the amount of goodwill allocated to each reportable segment to comply with paragraph 45 of SFAS 142.

(3) Business Combinations, page F-15

6. Please tell us why you believe that you do not have to allocate purchase price to any other acquired intangible assets, including contract-based intangible assets and customer-related intangible assets. Refer to paragraphs 39 and A14-A28 of SFAS 141. Similarly address your acquisition of Nursing Innovations Inc.

(5) Income Taxes, page F-17

7. Please tell us in more detail the specific factors you considered in determining that it is more likely than not that your deferred tax assets will become realizable in future years.

(10) Commitments and Contingencies

Payroll Taxes, page F-22

8. We note your disclosure regarding notices received from the IRS. Provide us with more details regarding the nature of these claims and the amounts involved. Revise to disclose the amounts subject to the notices from the IRS.

Forms 10-Q for the quarterly periods ended December 31, 2005 and March 31, 2006

9. Please comply with the above comments as applicable.

Item 9A. Controls and Procedures, page 25

10. We note that your chief executive officer and your chief financial officer concluded that your disclosure controls and procedures were "effective to ensure that all material information required to be filed in this Quarterly Report on Form 10-Q has been made known to them". Please supplementally confirm that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective. Please also revise your future filings accordingly.

11. We note your disclosure in this section that there have been no "significant changes" in your internal controls that could significantly affect those controls since the most recent evaluation of such controls. Item 308(c) of Regulation S-K requires you to disclose any change in your internal control over financial reporting identified in connection with your evaluation that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm supplementally that there were no changes in your internal controls that materially affected, or were reasonably likely to materially affect, your internal control over financial reporting for your Form 10-Q for the three months ended December 31, 2005 and use the correct phrasing in all future filings. If you are unable to confirm, revise your Form 10-Q.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Nicole Holden, Staff Accountant, at (202) 551-3374 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director